                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                BRIGHTPOINT, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                     96683P
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                           Attn: Barry J. Siegel, Esq.
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                  Page 1 of 9



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CUSIP No. 96683P                     13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Robert Picow
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
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    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of Florida, United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      2,159,700
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      2,159,700
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            2,159,700
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            13.04%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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-------------------------------------------------------------------------------
CUSIP No. 96683P                     13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Joseph Forer
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     OO
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    State of Florida, United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      335,250
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      335,250
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            335,250
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            2.02%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                  SCHEDULE 13D


         This Report filed by Robert Picow and Joseph Forer is the second amendment of their initial filing on Schedule 13D with respect to the common stock, $.01 par value per share, of Brightpoint, Inc.

         Pursuant to Rule 101(a)(2)(ii), Items 2, 4, 5 and 7 are hereby amended and restated in their entirety, and Items 1, 3, and 6 are restated in their entirety, as follows:

Item 1                     Security and Issuer

         This statement (this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock") of Brightpoint, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 6402 Corporate Drive, Indianapolis, IN 46278.

Item 2                     Identity and Background

         The persons filing this Statement are:

         (a)      Robert Picow ("Picow"); and

         (b)      Joseph Forer ("Forer").

Picow and Forer are hereinafter collectively referred to as the "Reporting Persons". Picow and Forer may be deemed, for purposes of Section 13(d)(3) of the Act, to comprise a "group." Picow and Forer expressly disclaim (i) that they are a group, and (ii) that each of them is the beneficial owner of securities owned by the other.

         Picow's residence address is 2 Cartagena Drive, Boca Raton, FL 33428. His present principal occupation is Vice Chairman of the Board of Directors of the Issuer with a principal place of business at 6402 Corporate Drive, Indianapolis, IN 46278. The Issuer is engaged in the business of wholesale distribution of cellular telephones and accessories. Picow is a citizen of the State of Florida, United States of America.

         Forer's residence address is 12370 SW 64th Avenue, Miami, FL 33156. His present principal occupation is President of Brightpoint Latin America, a division of the Issuer with its principal place of business at 1573 NW 82nd Avenue, Miami, FL 33126. Brightpoint Latin America is engaged in the business of wholesale distribution of cellular telephones and accessories. Forer is a citizen of the State of Florida, United States of America.

         During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding.

         During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                     Source and Amount of Funds or Other Consideration

         Picow was formerly the sole stockholder of Allied Communications, Inc., a Delaware corporation ("Allied"), Allied Communications of Georgia, Inc., a Georgia corporation ("Allied Georgia"), and Allied Communications of Illinois, Inc., an Illinois corporation ("Allied Illinois"). In addition, Picow owned 51%, and Forer owned 49%, of the issued and outstanding shares capital stock of Allied Communications of Florida, Inc., a Florida corporation ("Allied Florida"), and Allied Communications of Puerto Rico, Inc., a corporation organized under the laws of Puerto Rico ("Allied Puerto Rico"; Allied, Allied Georgia, Allied Illinois, Allied Florida and Allied Puerto Rico are

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hereinafter collectively referred to as the "Allied Companies.")

         On March 14, 1996, the Issuer, Brightpoint Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the "Subsidiary"), each of the Allied Companies, Picow and Forer executed an Agreement and Plan of Merger (as amended by the First Amendment to Agreement and Plan of Merger dated April 29,1996, the "Agreement") pursuant to which each of Allied Companies was merged with and into the Subsidiary on or about June 7, 1996 (the "Merger"). Pursuant to the Merger, all outstanding shares of common stock of each of the Allied Companies were canceled and converted into a right to receive an aggregate of 2,025,000 shares of Common Stock. Of that aggregate amount, 1,741,500 shares of Common Stock were issued to Picow and 283,500 shares of Common Stock were issued to Forer on or about June 7, 1996.

         Forer previously acquired 10 shares of Common Stock in September 1994 for which he paid $7.75 per share out of personal funds. He subsequently acquired 2 additional shares of Common Stock through a stock split.

Item 4                     Purpose of the Transaction

         The Reporting Persons currently intend to hold the shares of Common Stock received in the Merger for investment purposes, but may sell shares of Common Stock from time to time pursuant to the rights granted under the Registration Rights Agreements (as defined in Item 6 below) or otherwise. In addition, the Reporting Persons may purchase shares of Common Stock from time to time, but have no current intention to do so.

         Pursuant to the Agreement, Picow was elected Vice Chairman of the Issuer's Board of Directors for a term of three years and Forer was elected to Issuer's Board of Directors for a term of two years. Picow was elected to the same class of directors as Robert J. Laikin (Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer) and Forer was elected to the same class of directors as J. Mark Howell (Executive Vice President, Chief Operating Officer, and Chief Financial Officer of the Issuer). The classes of the Issuer's Board of Directors were redesignated so that (i) Mr. Laikin, if elected, will serve as a Class 2 director, to serve until the Issuer's annual meeting to be held in 1999, (ii) Mr. Howell, if elected, will serve as a Class 1 director, to serve until the Issuer's annual meeting to be held in 1998, and
(iii) John W. Adams and Steven B. Sands, if elected, will serve as Class 3 directors, to serve until the Issuer's annual meeting to be held in 1997.

         Pursuant to an employment agreement entered into in connection with the Merger, Forer will be employed for a term of three years as the President of Brightpoint Latin America. During his term of employment, Forer will have the right to receive or participate in all benefits and plans which the Issuer may from time to time institute during such period for its employees and for which Forer is eligible. By agreement dated October 9, 1996, Picow's employment agreement with the Issuer, entered into in connection with the Merger, was terminated.

         Except as otherwise described above, the Reporting Persons do not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         The Reporting Persons intend to review continually the Issuer's business affairs and financial condition, as well as conditions in the securities markets, general economic and industry conditions, the Reporting Persons' personal financial conditions, and other investment opportunities available to the Reporting Persons. Depending on their

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assessment of these factors from time to time, the Reporting Persons may change their present intentions from those stated above.


Item 5                     Interest in Securities and the Issuer
----------------------------------------------------------------

(a-b) As stated in Item 1 above, the Reporting Persons disclaim that they are members of a group. As of the January 14, 1997, Picow is the beneficial owner of, and has sole voting and dispositive power with respect to, 2,159,700 shares of Common Stock, which shares constitute 13.04% of the issued and outstanding shares of Common Stock, and Forer is the beneficial owner of, and has sole voting and dispositive power with respect to, 335,250 shares of Common Stock, which shares constitute 2.02% of the issued and outstanding Common Stock.

(c) Between December 9, 1996 and January 14, 1997, Picow sold in open market transactions an aggregate of 385,800 shares of Common Stock at per share prices of between $25.875 and $39.25, for an aggregate net proceeds of approximately $11,822,875.

Between December 9, 1996 and January 14, 1997, Forer sold in open market transactions an aggregate of 77,500 shares of Common Stock at per share prices of between $39.00 and $26.00, for an aggregate net proceeds of approximately $2,555,500.

         Effective December 16, 1996, the outstanding Common Stock split 3 for
2.

(d) No persons, other than the Reporting Persons, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by each Reporting Person, respectively.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to the Issuer
------------------------------------------------------------------------

         Contemporaneous with the closing of the transactions contemplated by the Agreement on June 7, 1996, the Issuer entered into Registration Rights Agreements (collectively, the "Registration Rights Agreements") with each of Picow and Forer, pursuant to which the Issuer agreed that, for a period commencing six months after such closing and ending eighteen months thereafter, it will register, under the Securities Act of 1933, as amended (the "Securities Act"), up to an aggregate of 750,000 shares of Common Stock to be acquired in the Merger. Picow and Forer agreed that they will not, during any three month span during such period, sell in excess of the number of shares they would be permitted to sell pursuant to Rule 144(e) promulgated under the Securities Act as if the Reporting Persons were acting in concert as described in Rule 144(e)(vi). Subject to certain limitations, the Registration Rights Agreements also provide that the Issuer will include the shares of Common Stock to be issued to Picow and Forer in the Merger in any appropriate registration statement to be filed by the Issuer.

         In addition, pursuant to the Agreement, the Issuer (i) caused Allied Cellular Distributors, Inc., Allied Communications of New Jersey, Inc. and Allied Communications of New York, Inc. to be released from their obligations pursuant to a certain Master Demand Note dated January 4, 1995 in favor of CoreStates Bank, N.A. and related agreements (the "Bank Documents") immediately after the effective time of the Merger, and (ii) caused Forer to be released from the personal guaranty of the obligations of the Allied Companies pursuant to the Bank Documents immediately after the effective time of the Merger. In connection with the Merger, the Issuer paid an investment banking fee to Cowen & Co., and the Reporting Persons paid an investment banking fee to McFarland Dewey & Co.

         In connection with the Merger, Picow and Forer entered into an agreement pursuant to which they have agreed that (i) Picow was entitled to eighty-six percent (86%) and Forer was entitled to fourteen percent (14%) of the

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shares of Common Stock to be issued in the Merger, (ii) Picow shall be liable for all indemnity obligations to the Issuer or the Subsidiary related to Allied, Allied Georgia or Allied Illinois, (iii) Picow and Forer shall each be liable for fifty percent (50%) of all indemnity obligations to the Issuer or the Subsidiary related to Allied Florida or Allied Puerto Rico, (iv) Picow and Forer shall split all expenses incurred by them in connection with the Agreement, and
(v) during any period which the right to sell shares of Common Stock received in the Merger, or issued or issuable to the Reporting Persons by reason of stock split, stock dividend, recapitalization, merger or consolidation (collectively, the "Registrable Securities"), is limited pursuant to the Registration Rights Agreements, Picow may not, without Forer's consent, sell more than eighty-six percent (86%) and Forer may not, without Picow's consent, sell more than fourteen percent (14%) of the Registrable Securities which may be sold during such period.

Item 7                     Material to be Filed as Exhibits
-----------------------------------------------------------

1. Agreement dated January 8, 1997 by and between Picow and Forer with respect to this Statement.

2. Agreement and Plan of Merger, dated March 14, 1996, by and among the Issuer, the Subsidiary, the Allied Companies, Picow and Forer (without exhibits and schedules), as amended by First Amendment to Agreement and Plan of Merger dated April 29, 1996. (Previously filed with the filing of Amendment No. 1 to this Statement and therefore not filed herewith.)

3. Agreement dated March 14, 1996 by and between Picow and Forer, as amended by Amendment to Agreement dated May 14, 1996. (Previously filed with the filing of Amendment No. 1 to this Statement and therefore not filed herewith.)

4. Agreement dated June 18, 1996 by and between Picow and Forer with respect to this Statement. (Previously filed with the filing of Amendment No. 1 to this Statement and therefore not filed herewith.)

5. Agreement dated March 21, 1996 by and between Picow and Forer with respect to this Statement. (Previously filed with the initial filing of this Statement and therefore not filed herewith.)




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    /s/
                                    -----------------------------------
                                           Robert Picow


                                    /s/
                                    -----------------------------------
                                           Joseph Forer

                                    EXHIBIT 1

AGREEMENT made this 8th day of January, 1997 by and between Robert Picow and Joseph Forer.

WHEREAS, in connection with the transactions contemplated by the Agreement and Plan of Merger dated March 14, 1996 by and among Brightpoint, Inc., Brightpoint Acquisitions, Inc., Allied Communications, Inc., Allied Communications of Florida, Inc., Allied Communications of Georgia, Inc., Allied Communications of Illinois, Inc., Allied Communications of Puerto Rico., Inc., and the parties hereto, as amended, and the issuance of shares of common stock of Brightpoint, Inc. pursuant thereto, the parties hereto are each required to file a Schedule 13D (the "Schedule 13D") with the United States Securities and Exchange Commission (the "SEC")

NOW, THEREFORE, in consideration of the foregoing, the parties hereto hereby agree that the Second Amendment to Schedule 13D to be filed with the SEC on or about January 10, 1997 is filed on behalf of each of them.

                                    /s/
                                    -----------------------------------
                                           Robert Picow


                                    /s/
                                    -----------------------------------
                                           Joseph Forer




                                       -9-